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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*


                      Frontline Communications Corporation
________________________________________________________________________________
                                (Name of Issuer)


                          Common Stock, $.01 par value
________________________________________________________________________________
                         (Title of Class of Securities)


                                    35921T108
________________________________________________________________________________
                                 (CUSIP Number)


                                December 12, 2003
________________________________________________________________________________
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

________________________________________________________________________________

CUSIP No. 35921T108


1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Ventura Martinez del Rio, Sr.

________________________________________________________________________________

2.       Check the Appropriate Box if a Member of a Group
         (a) [X]
         (b) [  ]

________________________________________________________________________________

3.       SEC Use Only

________________________________________________________________________________

4.       Source of Funds

         PF
________________________________________________________________________________

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

________________________________________________________________________________


6.       Citizenship or Place of Organization

         Mexico
________________________________________________________________________________

                           7.       Sole Voting Power

NUMBER OF                           10,008,385
   SHARES                  _____________________________________________________
BENEFICIALLY
  OWNED BY                 8.       Shared Voting Power
     EACH
 REPORTING                          0 shares
   PERSON                  _____________________________________________________
   WITH:
                           9.       Sole Dispositive Power

                                    10,008,385
                           _____________________________________________________

                           10.      Shared Dispositive Power

                                    0 shares

________________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         10,008,385
________________________________________________________________________________

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [  ]

________________________________________________________________________________


13.      Percent of Class Represented by Amount in Row 9

         37.1%

________________________________________________________________________________

14.      Type of Reporting Person*

         IN
________________________________________________________________________________



Explanation of Responses:

(1)

(2)

________________________________________________________________________________

CUSIP No. 35921T108


1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Ventura Martinez del Rio, Jr.

________________________________________________________________________________

2.       Check the Appropriate Box if a Member of a Group
         (a) [X]
         (b) [  ]

________________________________________________________________________________

3.       SEC Use Only

________________________________________________________________________________

4.       Source of Funds

         PF

________________________________________________________________________________

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

________________________________________________________________________________


6.       Citizenship or Place of Organization

         Mexico

________________________________________________________________________________

                           7.       Sole Voting Power

NUMBER OF                           3,336,129
   SHARES                  _____________________________________________________
BENEFICIALLY
  OWNED BY                 8.       Shared Voting Power
     EACH
 REPORTING                          0 shares
   PERSON                  _____________________________________________________
    WITH:
                           9.       Sole Dispositive Power

                                    3,336,129
                           _____________________________________________________

                           10.      Shared Dispositive Power

                                    0 shares
                           _____________________________________________________


11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         3,336,129
________________________________________________________________________________

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [  ]

________________________________________________________________________________


13.      Percent of Class Represented by Amount in Row 9

         12.4%

________________________________________________________________________________

14.      Type of Reporting Person

         IN

________________________________________________________________________________


Explanation of Responses:

(1)

(2)

________________________________________________________________________________


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                  Statement of

                          VENTURA MARTINEZ DEL RIO, SR.
                                       and
                          VENTURA MARTINEZ DEL RIO, JR.

        Pursuant to Section 13(d) of the Securities Exchange Act of 1934
                                  in respect of

                       FRONLINE COMMUNICATIONS CORPORATION

     This Report on Schedule 13D (the "Statement") relates to the common stock, par value $.01 per share (the "Common Stock") of Frontline Communications Corporation, a Delaware corporation (the "Company"), and is being filed by Ventura Martinez del Rio, Sr. ("Martinez del Rio, Sr.") and his son, Ventura Martinez del Rio, Jr. ("Martinez del Rio, Jr."); Martinez del Rio, Sr. and Martinez del Rio, Jr. are hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons").

     This Statement constitutes the original Report on Schedule 13D of the Reporting Persons relating to the Common Stock.

     On April 3, 2003, the Company acquired all of the outstanding stock of Proyecciones y Ventas Organizadas, S.A. de C.V. ("Provo"), a company organized under the laws of Mexico, in exchange for 220,000 shares of the Company's Series C convertible preferred stock ("Original Preferred Stock") and a $20,000,000 secured promissory note (the "Note"). On November 5, 2003, the Company exchanged all 220,000 shares of the Original Preferred Stock for 220,000 shares of Series E convertible preferred stock ("Preferred Stock"). On December 12, 2003, the stockholders of the Company approved seven proposals relating to the acquisition of Provo, including approval of conversion of the Preferred Stock issued to the former stockholders of Provo into shares of the Company's Common Stock. Upon such approval, 133,455 shares of the Preferred Stock converted to 13,344,514 shares of Common Stock, and the principal amount of the Note was reduced to $7,860,000. As a result, the Reporting Persons are now the beneficial owners of approximately 49.5% of the Company's outstanding Common Stock. The remainder of the Preferred Stock continues to be held by the Reporting Persons and is subject to optional conversion bythem from time to time at a current conversion ratio of 100 shares of Common Stock per share of Preferred Stock, except that that no share of Preferred Stock will be converted into Common Stock if as a result of such conversion the shares of Common Stock issuable to the Reporting Persons and any entity directly or indirectly controlled by them upon such conversion would exceed 49.5% of the issued and outstanding Common Stock upon the effectiveness of the conversion.

     The purpose of this Statement is to report Martinez del Rio, Sr.'s and Martinez del Rio, Jr.'s acquisition of beneficial ownership of Common Stock of the Company as a result of the acquisition of Provo and related exchanges of stock, the formation of a group of reporting persons comprised of the Reporting Persons, and to reflect the execution of a Joint Filing Agreement among the Reporting Persons.

     Information contained herein with respect to each Reporting Person is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

________________________________________________________________________________

Item 1.  Security and Company.

     This statement relates to the common stock, par value $0.01 per share of Frontline Communications Corporation. The Company is a Delaware corporation, and its principal executive office is located at One Blue Hill Plaza, Pearl River, New York 10965.

Item 2.  Identity and Background.

     This statement is being filed jointly by Ventura Martinez del Rio, Sr. and Ventura Martinez del Rio, Jr.

     Ventura Martinez del Rio, Sr. is a citizen of Mexico. His business address is c/o Proyecciones y Ventas Organizadas, S.A. de C.V., Quintana Roo 28, Colonia Roma Sur, Mexico City 06760, Mexico. Martinez del Rio, Sr. is Chairman of Provo and of the Company. Provo's address is listed above as Martinez del Rio, Sr.'s business address and the Company's business address is One Blue Hill Plaza, 7th Floor, Pearl River, NY 10965.

     Ventura Martinez del Rio, Jr. is a citizen of Mexico. His business address is c/o Proyecciones y Ventas Organizadas, S.A. de C.V., Quintana Roo 28, Colonia Roma Sur, Mexico City 06760, Mexico. Martinez del Rio, Jr. is President of Provo and a Director of the Company. Provo's address is listed above as Martinez del Rio, Jr.'s business address and the Company's business address is One Blue Hill Plaza, 7th Floor, Pearl River, NY 10965.

     Neither Reporting Person has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     On April 3, 2003, Martinez del Rio, Sr. and Martinez del Rio, Jr. acquired 220,000 shares of the Company's Original Preferred Stock in exchange for all of their common stock in Provo and a $20,000,000 secured promissory note. On November 5, 2003, Martinez del Rio, Sr. and Martinez del Rio, Jr. exchanged all of their 220,000 shares of the Company's Original Preferred Stock for 220,000 shares of the Company's Preferred Stock. On December 12, 2003, the Company's stockholders approved conversion of the Preferred Stock into Common Stock, subject to the limitation that the Common Stock issuable to the Reporting Persons and any entity directly or indirectly controlled by them upon such conversion not exceed 49.5% of the issued and outstanding Common Stock upon the effectiveness of the conversion. On December 12, 2003, a total of 134,231 shares of the Preferred Stock converted into 13,344,514 shares of Common Stock, and the principal amount of the promissory note was reduced to $7,860,000. Upon such approval of the stock conversion, the Reporting Persons became beneficial owners of approximately 49.5% of the Company's outstanding Common Stock.

Item 4.  Purpose of the Transaction.

     The Reporting Persons acquired their interest in the Company as a result of the Company's acquisition of Provo, which previously was owned by the Reporting Persons.

     The Reporting Persons plan to convert additional shares of Preferred Stock into Common Stock as they become convertible, subject to the limitation that the Common Stock issuable to the Reporting Persons and any entity directly or indirectly controlled by them upon such conversion not exceed 49.5% of the issued and outstanding Common Stock upon the effectiveness of the conversion. As the Company issues additional shares of Common Stock, the Reporting Persons will become eligible to convert additional shares of the Preferred Stock into Common Stock.

________________________________________________________________________________


     Except as described above, the Reporting Persons have no present plans or proposals which relate to or would result in: (1) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(3) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (4) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (5) any material change in the present capitalization or dividend policy of the Company; (6) any other material change in the Company's business or corporate structure; (7) changes in the Company's certificate of incorporation or by-laws or other actions which may impede the acquisition of control of the Company by any persons; (8) a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (9) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (10) any action similar to those enumerated above.

     Notwithstanding the foregoing, the Reporting Persons may determine to change their intentions with respect to the Company at any time in the future and, in so doing, may, for example, elect (i) to acquire additional shares of Common Stock of the Company by any means, including, without limitation, in open market or privately negotiated transactions or (ii) to dispose of all or a portion of their holdings of shares of the Common Stock of the Company. In reaching any conclusion as to their future course of action, the Reporting Persons will take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, other business opportunities available to the Reporting Persons, developments with respect to the business of the Reporting Persons, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock of the Company.

Item 5.  Interest in Securities of the Company.

     (a) On December 12, 2003, the Company had 26,958,614 shares of Common Stock outstanding, of which 13,344,514 shares of Common Stock, representing 49.5% of the issued and outstanding shares of Common Stock, were beneficially owned by the Reporting Persons. Currently, the remainder of preferred stock held by the Reporting Persons is not eligible for conversion into Common Stock of the Company, as explained in Item 4 above.

     (b) Martinez del Rio, Sr. has sole power to vote 10,008,385 shares of Common Stock. Martinez del Rio, Jr. has sole power to vote 3,336,129 shares of Common Stock. However, by virtue of the relationship among the Reporting Persons, the Reporting Persons may be deemed to have shared voting power of their combined 13,344,514 shares of Common Stock of the Company.

     (c) No Reporting Person has effected any transactions in the Company's securities in the past 60 days other than those transactions described in this Statement.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by the Reporting Persons.

     (e)   Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Martinez del Rio, Sr. is the father of Martinez del Rio, Jr. The Reporting Persons have no other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Company, with the exception of the previously disclosed arrangement with the Company whereby the Reporting Persons may convert additional shares of Preferred Stock into Common Stock up to 49.5% of the total issued and outstanding shares.

________________________________________________________________________________


Item 7.  Material Filed as Exhibits.

7.1 Joint Filing Agreement, dated as of December 12, 2003, by and among Ventura Martinez del Rio, Sr. and Ventura Martinez del Rio, Jr. (filed herewith).
7.2 Amended and Restated Stock Purchase Agreement between Frontline Communications Corporation (the "Company"), Proyecciones y Ventas Organizadas, S.A. ("Provo"), Ventura Martinez del Rio Requejo and Ventura Martinez del Rio Arrangoiz dated April 3, 2003. Filed as Exhibit 2.1 to the Company's Periodic Report on Form 8-K filed April 18, 2003 and hereby incorporated by reference.
7.3 Addendum to Amended and Restated Stock Purchase Agreement between Frontline Communications Corporation, Proyecciones y Ventas Organizadas, S.A., Ventura Martinez Del Rio Arrangoiz and Ventura Martinez Del Rio Requejo dated April 4, 2003. Filed as Exhibit 2.2 to the Company's Periodic Report on Form 8-K filed April 18, 2003 and hereby incorporated by reference.
7.4 Certificate of Designation of the Series E Convertible Preferred Stock of the Company, filed as Annex A to the Company't Proxy Statement on Form 14 A dated November 13, 2003 and hereby incorporated by reference.

________________________________________________________________________________



                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:    December 15, 2003


/s/
-----------------------------
Ventura Martinez del Rio, Sr.


/s/
-----------------------------
Ventura Martinez del Rio, Jr.

________________________________________________________________________________